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                            March 17, 2021

       Robert A. Rositano, Jr.
       Chief Executive Officer
       Friendable, Inc.
       1821 S. Bascom Ave., Suite 353
       Campbell, CA 95008

                                                        Re: Friendable, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 5, 2021
                                                            File No. 024-11427

       Dear Mr. Rositano:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our February 23, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Risk Factors, page 11

   1. We note your response to prior comment 1 and we reissue it in part. Please include risk factor disclosure to
describe the risks associated with your revenues being materially dependent on a single
source of revenue.
 Robert A. Rositano, Jr.
Friendable, Inc.
March 17, 2021
Page 2

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor at (202) 551-6711 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                       Sincerely,
FirstName LastNameRobert A. Rositano, Jr.
                                                       Division of Corporation
Finance
Comapany NameFriendable, Inc.
                                                       Office of Technology
March 17, 2021 Page 2
cc:       Jonathan D. Leinwand
FirstName LastName